Exhibit 99.2

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2013	March 31 2014
Assets
Current assets:
Cash and cash equivalents (note 10)	$544.3	$489.2
Accounts receivable (note 4)	654.1	649.8
Inventories (note 5)	817.2	825.7
Income taxes receivable	13.6	12.6
Assets classified as held-for-sale	30.2	30.0
Other current assets	61.1	59.5
Total current assets	2,120.5	2,066.8

Property, plant and equipment	313.6	316.7
Goodwill	60.3	60.3
Intangible assets	44.2	42.0
Deferred income taxes	45.3	46.9
Other non-current assets	55.0	58.0
Total assets	$2,638.9	$2,590.7

Liabilities and Equity
Current liabilities:
Accounts payable	$770.7	$790.6
Accrued and other current liabilities	274.5	205.8
Income taxes payable	30.6	13.2
Current portion of provisions	33.4	26.1
Total current liabilities	1,109.2	1,035.7

Pension and non-pension post-employment benefit obligations	93.5	91.3
Provisions and other non-current liabilities	16.3	15.2
Deferred income taxes	17.9	23.4
Total liabilities	1,236.9	1,165.6

Equity:
Capital stock (note 7)	2,712.0	2,714.8
Treasury stock (note 7)	(12.0)	(1.5)
Contributed surplus	681.7	650.7
Deficit	(1,965.4)	(1,928.1)
Accumulated other comprehensive loss	(14.3)	(10.8)
Total equity	1,402.0	1,425.1
Total liabilities and equity	$2,638.9	$2,590.7

Contingencies (note 11)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended
	March 31
	2013	2014
Revenue	$1,372.4	$1,312.4
Cost of sales (note 5)	1,285.6	1,222.0
Gross profit	86.8	90.4
Selling, general and administrative expenses (SG&A)	56.7	55.0
Research and development	3.2	3.9
Amortization of intangible assets	3.4	2.8
Other charges (recoveries) (note 8)	7.3	(2.5)
Earnings from operations	16.2	31.2
Finance costs	0.8	0.5
Earnings before income taxes	15.4	30.7
Income tax expense (recovery) (note 9):
Current	6.1	(9.9)
Deferred	(1.2)	3.3
	4.9	(6.6)
Net earnings for the period	$10.5	$37.3

Basic earnings per share	$0.06	$0.21

Diluted earnings per share	$0.06	$0.20

Shares used in computing per share amounts (in millions):
Basic	183.4	180.8
Diluted	185.0	182.6

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended
	March 31
	2013	2014
Net earnings for the period	$10.5	$37.3
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(3.2)	(0.1)
Changes from derivatives designated as hedges	2.0	3.6
Total comprehensive income for the period	$9.3	$40.8

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 7)	Treasury stock (note 7)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2013	$2,774.7	$(18.3)	$653.2	$(2,091.0)	$4.1	$1,322.7
Capital transactions (note 7):
Issuance of capital stock	10.6	—	(7.9)	—	—	2.7
Purchase of treasury stock	—	(0.4)	—	—	—	(0.4)
Stock-based compensation and other	—	16.5	(6.4)	—	—	10.1
Total comprehensive income:
Net earnings for the period	—	—	—	10.5	—	10.5
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(3.2)	(3.2)
Changes from derivatives designated as hedges	—	—	—	—	2.0	2.0
Balance — March 31, 2013	$2,785.3	$(2.2)	$638.9	$(2,080.5)	$2.9	$1,344.4

Balance — January 1, 2014	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0
Capital transactions (note 7):
Issuance of capital stock	6.7	—	(6.4)	—	—	0.3
Repurchase of capital stock for cancellation (b)	(3.9)	—	(25.5)	—	—	(29.4)
Stock-based compensation and other	—	10.5	0.9	—	—	11.4
Total comprehensive income:
Net earnings for the period	—	—	—	37.3	—	37.3
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(0.1)	(0.1)
Changes from derivatives designated as hedges	—	—	—	—	3.6	3.6
Balance — March 31, 2014	$2,714.8	$(1.5)	$650.7	$(1,928.1)	$(10.8)	$1,425.1

(a)  Accumulated other comprehensive income (loss) is net of tax.

(b) Includes $27.1 prepayment related to program share repurchases. See note 7.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended
	March 31
	2013	2014
Cash provided by (used in):
Operating activities:
Net earnings for the period	$10.5	$37.3
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	18.9	16.8
Equity-settled stock-based compensation	9.5	10.9
Other charges (recoveries) (note 8)	0.3	(0.1)
Finance costs	0.8	0.5
Income tax expense (recovery)	4.9	(6.6)
Other	(0.6)	(5.6)
Changes in non-cash working capital items:
Accounts receivable	14.8	4.3
Inventories	(43.1)	(8.5)
Other current assets	12.9	1.7
Accounts payable, accrued and other current liabilities and provisions	1.3	(46.2)
Non-cash working capital changes	(14.1)	(48.7)
Net income taxes paid	(6.9)	(6.3)
Net cash provided by (used in) operating activities	23.3	(1.8)

Investing activities:
Purchase of computer software and property, plant and equipment	(10.6)	(14.1)
Proceeds from sale of assets	1.6	0.3
Net cash used in investing activities	(9.0)	(13.8)

Financing activities:
Repayments under credit facilities (note 6)	(35.0)	—
Issuance of capital stock (note 7)	2.7	0.3
Repurchase of capital stock for cancellation (note 7)	—	(39.2)
Purchase of treasury stock (note 7)	(0.4)	—
Finance costs paid	(0.8)	(0.6)
Net cash used in financing activities	(33.5)	(39.5)

Net decrease in cash and cash equivalents	(19.2)	(55.1)
Cash and cash equivalents, beginning of period	550.5	544.3
Cash and cash equivalents, end of period	$531.3	$489.2

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), and Enterprise Computing (comprised of servers and storage) end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at March 31, 2014 and our financial performance, comprehensive income and cash flows for the three months ended March 31, 2014.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on April 22, 2014.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs), which we define as a group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation expense, provisions and contingencies; and the allocation of our purchase price and other valuations we use in our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted; and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2013 annual consolidated financial statements, except for the recently adopted accounting pronouncements discussed below. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the first quarter of 2014 from those described in the notes to our 2013 annual consolidated financial statements.

Recently adopted accounting pronouncements:

Effective January 1, 2014, we adopted IAS 32, Financial Instruments — Presentation (revised) as issued by the IASB, which clarifies the requirements for offsetting financial assets and liabilities. The adoption of this standard did not have a material impact on our unaudited interim condensed consolidated financial statements.

Effective January 1, 2014, we adopted IFRIC Interpretation 21, Levies as issued by the IASB, which clarifies when the liability for certain levies should be recognized and requires retroactive adoption. The adoption of this standard did not have a material impact on our unaudited interim condensed consolidated financial statements.

3.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or program losses, the phasing in or out of customer programs, the success in the marketplace of our customers’ products, and changes in customer demand. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended March 31
	2013	2014
Communications	40%	40%
Consumer	7%	6%
Diversified	24%	28%
Servers	16%	10%
Storage	13%	16%

Customers:

For the first quarter of 2014, we had three customers that individually represented more than 10% of total revenue (first quarter of 2013 — two customers).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

4.             ACCOUNTS RECEIVABLE

In November 2012, we entered into an agreement to sell up to $375.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In November 2013, we amended the agreement to reduce its overall capacity to $250.0 based upon our annual review of our requirements under this agreement. Both banks had a Standard and Poor’s long-term rating of A and short-term rating of A-1 at March 31, 2014. This agreement can be terminated at any time by the banks or us. At March 31, 2014, we had sold $60.0 of accounts receivable under this facility (December 31, 2013 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our condensed consolidated statement of operations.

5.             INVENTORIES

We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory provisions of $2.5 for the first quarter of 2014 (first quarter of 2013 — $3.3). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

6.             CREDIT FACILITIES

We have a $400.0 revolving credit facility that matures in January 2015. We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. Certain of our assets are pledged as security for borrowings under this facility. The facility includes a $25.0 swing line that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions).

Borrowings under this facility bear interest for the period of the draw at LIBOR or Prime rate plus a margin. These borrowings have historically been outstanding for fewer than 90 days. In December 2012, we completed a substantial issuer bid to repurchase for cancellation $175.0 of our subordinate voting shares, $55.0 of which were funded through this credit facility which we repaid in the first half of 2013. At March 31, 2014, there were no amounts outstanding under this facility (December 31, 2013 — no amounts outstanding), and we were in compliance with all restrictive and financial covenants required by this facility. Commitment fees paid in the first quarter of 2014 were $0.5. At March 31, 2014, we had $34.5 (December 31, 2013 — $29.7) outstanding in letters of credit under this facility.

We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at March 31, 2014 (December 31, 2013 —  no amounts outstanding).

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

7.             CAPITAL STOCK

On August 2, 2013, we received approval from the TSX to launch a new Normal Course Issuer Bid (NCIB) (a previous NCIB expired in February of 2013). The current NCIB allows us to repurchase, at our discretion, until the earlier of August 6, 2014 or the completion of purchases under such NCIB, up to approximately 9.8 million subordinate voting shares (representing approximately 5.3% of our total then-outstanding subordinate voting shares and multiple voting shares) in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under the current NCIB is reduced by the number of subordinate voting shares we purchase for equity-based compensation plans (since the commencement of the current NCIB, an aggregate of 0.3 million subordinate voting shares were purchased for this purpose as of March 31, 2014). In December 2013, we entered into

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

an Automatic Share Purchase Plan (ASPP) with a broker that allowed the broker to purchase, on our behalf, up to approximately 1.3 million of our subordinate voting shares (for cancellation under the current NCIB) at any time through February 2, 2014, including during any applicable trading blackout periods. At December 31, 2013, we recorded a liability of $9.8, representing the estimated cash required to repurchase the remaining 0.9 million subordinate voting shares available for purchase under the December 2013 ASPP. During the first quarter of 2014, prior to entering into the program share repurchase (PSR) described below, we paid $12.1 (including transaction fees) to repurchase for cancellation under the current NCIB 1.2 million subordinate voting shares at a weighted average price of $10.11 per share, including the 0.9 million subordinate voting shares repurchased under the December 2013 ASPP. During the first quarter of 2013, we did not repurchase any subordinate voting shares for cancellation under our previous NCIB.

In February 2014, we received approval from the TSX to amend our current NCIB in order to permit the repurchase of our subordinate voting shares under one or more PSRs during the term of the current NCIB. On February 12, 2014, we entered into a PSR with a broker and prepaid $27.1 to the broker for the right to receive a variable number of our subordinate voting shares upon completion of the program, which is expected to be in the second quarter of 2014. Under the PSR, the price and the number of subordinate voting shares to be repurchased by us will be determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. We recorded the prepayment as a reduction to contributed surplus on our condensed consolidated balance sheet in the first quarter of 2014. The subordinate voting shares to be repurchased under the PSR will be cancelled upon completion of the PSR program, as part of our current NCIB.

We grant share unit awards to employees under our equity-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling in cash. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing new subordinate voting shares from treasury, subject to certain limits. From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During the first quarter of 2014, we did not purchase any subordinate voting shares in the open market for our equity-based compensation plans. During the first quarter of 2013, we paid $0.4 for the trustee to purchase subordinate voting shares in the open market for our equity-based compensation plans. At March 31, 2014, the trustee held 0.1 million subordinate voting shares with a value of $1.5. At December 31, 2013, the trustee held 1.3 million subordinate voting shares with a value of $12.0.

The following table outlines the activities for equity-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the three months ended March 31, 2014:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2013	5.3	3.5	5.4
Granted (i)	—	2.0	2.6
Exercised or settled (ii)	(0.1)	(1.4)	(0.5)
Forfeited/expired	(0.6)	—	(1.2)
Outstanding at March 31, 2014	4.6	4.1	6.3

Weighted-average grant date fair value of options and share units granted	$—	$9.23	$9.30

(i)

During the first quarter of 2014, we granted 2.6 million (first quarter of 2013 — 2.1 million) performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR) and the balance vest based on a non-market performance condition. See note 2(n) of our 2013 annual consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The grant date fair value of the non-TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. We expect to

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

settle these awards with subordinate voting shares purchased in the open market by a trustee. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table above depending on the achievement of pre-determined performance goals and financial targets.

(ii)	During the first quarter of 2014, we received cash proceeds of $0.3 (first quarter of 2013 — $2.7) relating to the exercise of stock options.

At March 31, 2014, we had 1.0 million DSUs which were outstanding and fully vested.

For the first quarter of 2014, we recorded employee stock-based compensation expense (excluding DSUs) of $10.9 (first quarter of 2013 — $9.5) and DSU expense of $0.5 (first quarter of 2013 — $0.4). The amount of our employee stock-based compensation expense varies from period-to-period. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets.

8.                                      OTHER CHARGES (RECOVERIES)

	Three months ended March 31
	2013	2014
Restructuring (a)	$7.3	$—
Other (b)	—	(2.5)
	$7.3	$(2.5)

(a)                                 Restructuring:

Our net restructuring charges are comprised of the following:

	Three months ended March 31
	2013	2014
Cash charges	$7.0	$0.1
Non-cash charges (recoveries)	0.3	(0.1)
	$7.3	$—

Due to our disengagement from BlackBerry Limited in 2012 and in response to a challenging demand environment, we implemented restructuring actions during 2013 throughout our global network intended to streamline and simplify our business and reduce our overall cost structure and improve margin performance. Although these restructuring actions were completed by the end of 2013, certain payments in connection therewith are expected to be made throughout 2014. At March 31, 2014, our remaining restructuring provision was $10.6 (December 31, 2013 — $18.0) comprised primarily of employee termination costs and contractual lease obligations.

The recognition of our restructuring charges required us to make certain judgments and estimates regarding the nature, timing and amounts associated with the restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, and the timing of disposition and estimated fair values used for assets available for sale. We developed a detailed plan and have recorded termination costs for employees informed of their termination. We engaged independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which were available for sale. We recognized an impairment loss for assets whose carrying amount exceeded the fair values less costs to sell as determined by the third-party brokers. We also recorded adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

(b)                         Other:

In the first quarter of 2014, in connection with the settlement of class action lawsuits in which we were a plaintiff, we received recoveries of damages in the amount of $2.5 related to certain purchases we made in prior periods. We recorded these recoveries in other charges (recoveries) in our condensed consolidated statement of operations in the first quarter of 2014.

9.                                      INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

During the first quarter of 2014, Malaysian investment authorities concluded their evaluation, and approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 in the first quarter of 2014 relating to years 2010 through 2013.

See note 11 regarding income tax contingencies.

10.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations.

We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2013 annual consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2013. There have been no significant changes to the source of our inputs since December 31, 2013.

Cash and cash equivalents are comprised of the following:

	December 31 2013	March 31 2014
Cash	$294.3	$347.0
Cash equivalents	250.0	142.2
	$544.3	$489.2

Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at March 31, 2014 a Standard and Poor’s short-term rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Our major currency exposures at March 31, 2014 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at March 31, 2014.

	Canadian dollar	Malaysian ringgit	Thai baht
Cash and cash equivalents	$5.5	$1.0	$0.3
Account receivable and other financial assets	0.2	0.4	0.3
Accounts payable and certain accrued and other liabilities and provisions	(29.0)	(13.8)	(12.3)
Net financial liabilities	$(23.3)	$(12.4)	$(11.7)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table as at March 31, 2014. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Malaysian ringgit	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$1.1	$0.2	$0.1
Other comprehensive income	0.8	0.8	1.2
1% Weakening
Net earnings	(1.1)	(0.2)	(0.1)
Other comprehensive income	(0.8)	(0.8)	(1.2)

At March 31, 2014, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$288.2	$0.93	12	$(6.5)
Thai baht	148.0	0.03	15	(3.5)
Malaysian ringgit	110.3	0.31	15	(1.3)
Mexican peso	29.0	0.08	12	0.1
British pound	84.2	1.66	4	(0.3)
Chinese renminbi	67.2	0.16	12	(0.9)
Euro	23.5	1.38	4	—
Romanian leu	15.7	0.30	12	0.4
Singapore dollar	13.7	0.79	12	—
Other	9.7	—	4	0.1
Total	$789.5			$(11.9)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

At March 31, 2014, the fair value of the outstanding contracts was a net unrealized loss of $11.9 (December 31, 2013 — net unrealized loss of $17.3). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at March 31, 2014 was not significant, is recognized immediately in our consolidated statement of operations. At March 31, 2014, we recorded $1.7 of derivative assets in other current and non-current assets, and $13.6 of derivative liabilities in accrued and other current liabilities. The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

11.                               CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants have moved for summary judgment dismissing the case in its entirety, and plaintiffs have moved for class certification and for partial summary judgment on certain elements of their claims. Those motions have been fully briefed and argued. In an order dated February 21, 2014, the District Court denied plaintiffs’ motion for class certification because they sought to include in their proposed class persons who purchased Celestica stock in Canada. The District Court has indicated that plaintiffs may seek to renew their motion for class certification in the future. The District Court has reserved decision on the summary judgment and partial summary judgment motions. Parallel class proceedings remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. The defendants have applied for leave to appeal this decision to the Supreme Court of Canada. In a decision dated February 19, 2014, the court granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The Court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica’s inventory and revenue and that Celestica’s financial statements did not comply with GAAP. The Court also denied certification of the plaintiffs’ common law claims. The defendants served a Notice of Motion for leave to appeal the portions of the Court’s decision that grant leave to proceed and certify the action which was subsequently withdrawn. We believe the allegations in the claims are without merit and we intend to continue to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. As the matter is ongoing, we cannot predict its duration or resources required. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Income taxes

We are subject to increased scrutiny in tax audits and reviews globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $18 to $23 at period-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $37 at period-end exchange rates).

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $32 million Canadian dollars (approximately $29 at period-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $5 at period-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors.  An adverse change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 40 million Brazilian reais (approximately $18 at period-end exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.